OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

PROLOR Biotech, Inc.

7 Golda Meir Street

Weizmann Science Park

Nes-Ziona, Israel L3 74140

July 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

(SEC Registration No. 333-189640) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), OPKO Health, Inc. (“OPKO”) and PROLOR Biotech, Inc. (“PROLOR”) request that the effectiveness of the Registration Statement referenced above be accelerated to 4:00 p.m. on July 19, 2013.

As requested, OPKO and PROLOR acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OPKO or PROLOR from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	OPKO and PROLOR may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OPKO Health, Inc.

/s/ Steven D. Rubin
Steven D. Rubin
Executive Vice President-Administration

PROLOR Biotech, Inc.

/s/ Abraham Havron
Abraham Havron
Chief Executive Officer